Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of Dermira, Inc. for the registration of up to $300,000,000 of common stock, preferred stock, debt securities, warrants, subscription rights and units and to the incorporation by reference therein of our reports dated February 22, 2018 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Dermira, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
November 7, 2018